As filed with the Securities and Exchange Commission on June 19, 2015.

Registration Statement No. 333-204428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALARM.COM HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-4247032
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8150 Leesburg Pike Vienna, Virginia 22182

Tel: (877) 389-4033

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Trundle

President and Chief Executive Officer Alarm.com Holdings, Inc. 8150 Leesburg Pike Vienna, Virginia 22182

Tel: (877) 389-4033

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric Jensen Nicole Brookshire Peyton Worley Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Mark T. Bettencourt Gregg L. Katz Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-204428) is being filed solely to add Exhibits 5.1, 10.11 and 23.2. This Amendment No. 3 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$14,032
FINRA filing fee	18,613
NASDAQ Stock Market initial listing fee	175,000
Blue sky fees and expenses	25,000
Printing and engraving	550,000
Legal fees and expenses	1,400,000
Accounting fees and expenses	1,750,000
Transfer agent and registrar fees	15,000
Miscellaneous fees and expenses	652,355

Total	4,600,000

Item 14.    Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and bylaws provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our registration rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.    Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2012 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options and Warrants to Purchase Common Stock

From January 1, 2012 through the date of this prospectus, we have granted under our 2009 Plan options to purchase an aggregate of 2,918,931 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $2.95 to $11.55 per share. Of these, options to purchase an aggregate of 102,403 shares have been cancelled without being exercised. During the period from January 1, 2012 through the date of this registration statement, an aggregate of 2,139,427 shares of our common stock were issued upon the exercise of stock options under the 2009 Plan, at exercise prices between $0.41 and $11.55 per share, for aggregate proceeds of approximately $2.7 million.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were by an issuer not involving any public offering or under Section 4(a)(2) of the Securities Act or under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

In November 2012, we issued a common stock warrant for 27,000 shares of our common stock with an exercise price of approximately $3.89 per share to an employee in reliance on Section 4(2) of the Securities Act. The recipient of the warrant represented his intention to acquire the warrant for investment only and not with a view to or for sale in connection with any distribution thereof. The recipient had adequate access, through his relationship with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

In May 2013, we issued 238,500 shares of our common stock to an executive officer at a per share price of $2.95 in reliance on Section 4(2) of the Securities Act. The executive officer represented his intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in this transaction. The executive officer had adequate access, through his relationship with us, to information about us.

Issuances of Preferred Stock

In July 2012, we issued an aggregate of 1,809,685 shares of our Series B preferred stock to 5 accredited investors at a per share price of $75.44, for aggregate consideration of approximately $136.5 million. Upon the completion of this offering, these shares will convert into approximately 16,287,165 shares of common stock (assuming no change in the ratio at which our shares of Series B and B-1 preferred stock convert to common stock as a result of the initial public offering price of our common stock). See “Prospectus Summary—The Offering” for a description of the number of shares issuable upon conversion of the shares of our Series B and B-1 preferred stock, which depends on the initial public offering price per share of our common stock. Immediately prior to the closing of the Series B preferred stock financing, we exchanged an aggregate of 3,511,725 shares of outstanding Series A Preferred stock and 1,599,516 shares of outstanding common stock for 1,590,045 shares of Series B-1 preferred stock, 1,998,257 shares of Series A preferred stock and 910,323 shares of common stock.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

Exhibit Number	Description of Document
1.1#	Form of Underwriting Agreement.
2.1#	Agreement and Plan of Merger by and among the Registrant, Energyhub Holdings, Inc., EnergyHub, Inc. and Shareholder Representative Services LLC, as stockholder representative, dated May 3, 2013.
3.1#	Amended and Restated Certificate of Incorporation of Alarm.com Holdings, Inc., as amended and as currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3#	Amended and Restated Bylaws of Alarm.com Holdings, Inc., as currently in effect.
3.4#	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1#	Form of common stock certificate of the Registrant.
4.2#	Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated July 11, 2012.

Exhibit Number	Description of Document
5.1	Opinion of Cooley LLP.
10.1#	Deed of Lease between Registrant and 8150 Leesburg Pike, L.L.C., dated April 21, 2009, as amended July 21, 2010, April 28, 2011, January 10, 2012, June 5, 2012, December 7, 2012, March 12, 2013 and May 29, 2013.
10.2#	Deed of Office Lease Agreement between Registrant and Marshall Property LLC, dated August 8, 2014.
10.3 +#	Amended and Restated 2009 Stock Incentive Plan, Form of Non-Qualified Stock Option Agreement and Form of Early Exercise Notice and Restricted Stock Purchase Agreement thereunder.
10.4 +#	Form of 2015 Equity Incentive Plan.
10.5 +#	Form of Option Grant Package under 2015 Equity Incentive Plan.
10.6 +#	Form of RSU Notice and Agreement under 2015 Equity Incentive Plan.
10.7+#	2015 Employee Stock Purchase Plan.
10.8 +#	Non-Employee Director Compensation Policy to be in effect upon the completion of this offering.
10.9 +#	Form of Indemnity Agreement by and between Registrant and each of its directors and executive officers.
10.10#

Senior Secured Credit Facilities Credit Agreement by and among the Registrant, Alarm.com Incorporated, Silicon Valley Bank, Bank of America, N.A. and the several lenders from time to time parties thereto, dated May 8, 2014.

10.11 ^	Alarm.com Dealer Program Agreement by and between the Registrant and Monitronics Funding LP, dated October 22, 2007, as amended by Amendment No. 1 dated January 15, 2008 and the Second Amendment dated February 23, 2013.
21.1#	Subsidiaries of the Registrant.
23.1#	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney. Reference is made to the signature page hereto.

#	Previously filed.

+	Indicates management contract or compensatory plan.

^	Indicates portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Virginia, on the 19th day of June, 2015.

ALARM.COM HOLDINGS, INC.

By:	/s/ Jennifer Moyer
Jennifer Moyer
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Stephen Trundle	President, Chief Executive Officer and Director (Principal Executive Officer)	June 19, 2015

/s/ Jennifer Moyer Jennifer Moyer	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 19, 2015

* Timothy McAdam	Chairman of the Board of Directors	June 19, 2015

* Donald Clarke	Director	June 19, 2015

* Hugh Panero	Director	June 19, 2015

* Mayo Shattuck	Director	June 19, 2015

* Ralph Terkowitz	Director	June 19, 2015

*By	/s/ Jennifer Moyer
Jennifer Moyer, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1#	Form of Underwriting Agreement.
2.1#	Agreement and Plan of Merger by and among the Registrant, Energyhub Holdings, Inc. EnergyHub, Inc. and Shareholder Representative Services LLC, as stockholder representative, dated May 3, 2013.
3.1#	Amended and Restated Certificate of Incorporation of Alarm.com Holdings, Inc., as amended and as currently in effect.
3.2#	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3#	Amended and Restated Bylaws of Alarm.com Holdings, Inc., as currently in effect.
3.4#	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1#	Form of common stock certificate of the Registrant.
4.2#	Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated July 11, 2012.
5.1	Opinion of Cooley LLP.
10.1#	Deed of Lease between Registrant and 8150 Leesburg Pike, L.L.C., dated April 21, 2009, as amended July 21, 2010, April 28, 2011, January 10, 2012, June 5, 2012, December 7, 2012, March 12, 2013 and May 29, 2013.
10.2#	Deed of Office Lease Agreement between Registrant and Marshall Property LLC, dated August 8, 2014.
10.3 +#	Amended and Restated 2009 Stock Incentive Plan, Form of Non-Qualified Stock Option Agreement and Form of Early Exercise Notice and Restricted Stock Purchase Agreement thereunder.
10.4 +#	Form of 2015 Equity Incentive Plan.
10.5 +#	Form of Option Grant Package under 2015 Equity Incentive Plan.
10.6 +#	Form of RSU Notice and Agreement under 2015 Equity Incentive Plan.
10.7+#	2015 Employee Stock Purchase Plan.
10.8 +#	Non-Employee Director Compensation Policy to be in effect upon the completion of this offering.
10.9 +#	Form of Indemnity Agreement by and between Registrant and each of its directors and executive officers.
10.10#

Senior Secured Credit Facilities Credit Agreement by and among the Registrant, Alarm.com Incorporated, Silicon Valley Bank, Bank of America, N.A. and the several lenders from time to time parties thereto, dated May 8, 2014.

10.11 ^	Alarm.com Dealer Program Agreement by and between the Registrant and Monitronics Funding LP, dated October 22, 2007, as amended by Amendment No. 1 dated January 15, 2008 and the Second Amendment dated February 23, 2013.
21.1#	Subsidiaries of the Registrant.
23.1#	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney. Reference is made to the signature page hereto.

#	Previously filed.

+	Indicates management contract or compensatory plan.

^	Indicates portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.